Exhibit 99.2
Satyam Computer Services Limited
Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003, A.P, India.
Audited financial results for the quarter ended June 30, 2006

				Growth over	Quarter
		Quarter ended		quarter	ended	Growth over	Year ended
Sl.	Particulars	June 30,		ended	March 31,	quarter ended	March 31,
No.				June 30,		March 31,
		2006	2005	2005	2006	2006	2006
		Rs. in crores		%	Rs. in crores	%	Rs. in crores
1	Income from Services
	—Exports	1,332.42	1,001.73	33.01	1,207.31	10.36	4,461.64
	—Domestic	54.44	32.71	66.43	52.66	3.38	172.67
	Total	1,386.86	1,034.44	34.07	1,259.97	10.07	4,634.31
2	Other Income	74.38	23.38	218.14	27.55	169.98	377.91
3	Total Income	1,461.24	1,057.82	38.14	1,287.52	13.49	5,012.22
4	Personnel Expenses	795.13	623.72	27.48	716.43	10.99	2,700.67
5	Operating & Administration Expenses	236.08	161.24	46.42	208.00	13.50	740.13
6	Total Expenditure	1,031.21	784.96	31.37	924.43	11.55	3,440.80
7	Profit before interest, depreciation & taxation (PBIDT)	430.03	272.86	57.60	363.09	18.44	1,571.42
8	PBIDT margin	29.43%	25.79%		28.20%		31.35%
9	Operating Profit (PBIDT without other income)	355.65	249.48	42.56	335.54	5.99	1193.51
10	Operating Profit margin	25.64%	24.12%		26.63%		25.75%
11	Financial Expenses	1.07	0.19	463.16	0.58	84.48	2.72
12	Depreciation	32.30	28.15	14.74	33.38	(3.24)	122.81
13	Profit before taxation [7-(11+12)]	396.66	244.52	62.22	329.13	20.52	1,445.89
14	Provision for taxation	36.57	38.47	(4.94)	39.23	(6.78)	206.14
15	Profit after taxation (PAT)	360.09	206.05	74.76	289.90	24.21	1,239.75
16	PAT to Total Income	24.64%	19.48%		22.52%		24.73%
17	Paid-up equity share capital (Par value of Rs.2 per share)	65.26	64.14		64.89		64.89
18	Reserves excluding revaluation reserves	4,668.35	3,395.39		4,268.75		4,268.75
19	EPS — basic (On par value of Rs. 2 per share)	11.05	6.44	71.58	8.95	23.46	38.51 *
20	EPS — diluted (On par value of Rs. 2 per share)	10.66	6.30	69.21	8.61	23.81	37.03 **

*	Includes Rs. 6.41 per share due to profit on sale of shares in Sify Ltd.

**	Includes Rs. 6.16 per share due to profit on sale of shares in Sify Ltd.
Segment Reporting:

1	Segment revenue
	Information technology services	1,386.86	1,034.44	34.07	1,259.97	10.07	4,634.31
	Less: Inter segment revenue	—	—	—	—	—	—
	Net Sales / Income from operations	1,386.86	1,034.44	34.07	1,259.97	10.07	4,634.31
2	Segment profit / (loss) before tax and interest
	Information technology services	323.35	221.33	46.09	302.16	7.01	1,070.70
	Less : Financial expenses	1.07	0.19	463.16	0.58	84.48	2.72
	Add: Other income	74.38	23.38	218.14	27.55	169.98	377.91
	Total profit before tax	396.66	244.52	62.22	329.13	20.52	1,445.89
3	Capital employed
	Information technology services	2,572.67	1,533.55	67.76	2,202.75	16.79	2,202.75

Notes:

1.	The results for the quarter ended June 30, 2006 have been taken on record by the Board of Directors at its meeting held today.

2.	The total manpower strength as on June 30, 2006 stood at 27,634 associates as against 26,511 associates as on March 31, 2006 signifying an increase of 1,123 associates. The number of technical associates increased by 1,052 to close the quarter at 25,853 (24,801 associates as on March 31, 2006).

3.	During the quarter ended June 30, 2006, the company allotted 18,60,502 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

4.	During May 2005, the Company acquired 75% of the shareholding in Citisoft, Plc. (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focussed on the investment management industry, with operating presence in London, Boston and Newyork. On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs.27.47 crores (equivalent GBP 3.26 million).

5.	Details of investor complaints for the quarter ended June 30, 2006:

	Pending	Received	Attended	Pending
Nature	as on April 1, 2006	during the quarter	During the quarter	as on June 30, 2006
Transfer / Demat / Others	0	06	06	0
Dividends	0	09	09	0

Total	0	15	15	0

6.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP:

					Quarter	Growth over
		Quarter ended		Growth over	ended	quarter	Year ended
		June 30,		quarter ended	March 31,	ended	March 31,
		(Unaudited)		June 30,	(Unaudited)	March 31,	(Audited)
S1 No.	Particulars	2006	2005	2005	2006	2006	2006
		Rs. in crores		%	Rs. in crores	%	Rs. in crores
1	Income from Services
	—Exports	1,376.66	1,016.82	35.39	1,247.54	10.35	4,596.74
	—Domestic	66.27	41.88	58.24	66.08	0.29	195.85
	Total	1,442.93	1,058.70	36.29	1,313.62	9.84	4,792.59
2	Other Income	74.48	23.42	218.02	28.89	157.81	333.25
3	Total Income	1,517.41	1,082.12	40.23	1,342.51	13.03	5,125.84
4	Personnel Expenses	831.61	639.07	30.13	750.04	10.88	2,804.70
5	Cost of Software and Hardware sold	0.68	0.20	240.00	0.87	(21.84)	2.00
6	Operating & Administration
	Expenses	255.63	178.72	43.03	228.22	12.01	819.71
7	Total Expenditure	1,087.92	817.99	33.00	979.13	11.11	3,626.41
8	Profit before interest, depreciation,
	tax and miscellaneous expenditure
	written off	429.49	264.13	62.61	363.38	18.19	1,499.43
9	PBIDT margin	28.30%	24.41%		27.07%		29.25%
10	Operating Profit (PBIDT without
	other income)	355.01	240.71	47.48	334.49	6.13	1,166.18
11	Operating Profit margin	24.60%	22.74%		25.46%		24.33%
12	Financial Expenses	2.55	0.47	442.55	1.65	54.55	5.54
13	Depreciation	36.17	31.31	15.52	37.16	(2.66)	137.28
14	Miscellaneous expenditure written off	—	0.05		—	—	0.07
15	Profit before taxation [8-(12+13+14)]	390.77	232.30	68.22	324.57	20.40	1,356.54
16	Provision for Taxation	36.77	39.19	(6.18)	39.74	(7.47)	207.48
17	Profit After Taxation, and before
	share of loss in associate company
	and Minority Interest	354.00	193.11	83.32	284.83	24.28	1,149.06
18	Share of Loss in associate company	—	(3.07)		—	—	(7.88)
19	Minority interest	0.12	0.16	(25.00)	(0.18)	166.67	0.55
20	Profit After Taxation and share
	of loss in associate company
	and Minority Interest	354.12	190.20	86.18	284.65	24.41	1,141.73
21	PAT to Total Income	23.34%	17.58%		21.20%		22.27%
22	Paid-up equity share capital
	(Par value of Rs.2 per share)	65.26	64.14		64.89		64.89
23	Reserves excluding revaluation
	reserves	4,552.34	3,368.36		4,159.57		4,159.57
24	Preference shares of Rs. 10 each
	issued by Subsidiary Company	91.01	91.01		91.01		91.01
25	EPS—basic (On par value of Rs. 2
	per share)	10.87	5.95	82.69	8.79	23.66	35.47 *
26	EPS — diluted (On par value of
	Rs. 2 per share)	10.48	5.81	80.38	8.45	24.02	34.10 **

*	Includes Rs.4.96 per share due to profit on sale of shares in Sify Ltd.

**	Includes Rs.4.77 per share due to profit on sale of shares in Sify Ltd.
Notes:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on June 30, 2006 Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method and our associated company Sify Ltd., (ceased to be an associate from November 09, 2005) which has been accounted for by equity method. Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place : Hyderabad Date : July 21, 2006	B. Rama Raju Managing Director

Consolidated Financial Results as per US GAAP:

						Growth
				Growth over	Three months	over three
		Three months ended		three months	ended	months	Year ended
		June 30,		ended	March 31,	ended,	March 31,
S1 No.	Particulars	(Unaudited)		June 30,	(Unaudited)	March 31,	(Audited)
		2006	2005	2005	2006	2006	2006
		US$ million	US$ million	%	US$ million	%	US$ million
1	Revenues	$322.5	$246.0	31.1	$300.7	7.2	$1,096.3
2	Gross profit	117.0	86.9	34.6	118.2	(1.0)	407.3
3	Operating Income	66.9	46.1	45.1	63.6	5.2	219.7
4	Operating Income Margin	20.74%	18.74%	—	21.15%	—	20.04%
5	Income / (loss) before income
	taxes, minority interest
	and equity in
	earnings / (losses) of
	associated companies	82.6	51.2	61.3	69.5	18.8	287.8
6	Net income	$75.5	$42.3	78.5	$62.3	21.2	$249.4
7	EPS — Basic (US$)	0.23	0.13	76.92	0.19	21.05	0.78	*
8	EPS — Diluted (US$)	0.22	0.13	69.23	0.19	15.79	0.75	*

*	Includes US$ 0.11 per share due to profit on sale of shares in Sify Ltd.
Notes:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on June 30, 2006, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Technologies, Inc., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd. (ceased to be an associate from November 09, 2005). Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter ended June 30, 2006 is as follows:

In million US$
				Year ended
Sl. No.	Particulars	Quarter ended (Unaudited)		(Audited)
		30-Jun-06	30-Jun-05	31-Mar-06
1	Profit as per Indian GAAP Consolidated Financial statements	$78.2	$43.7	$257.2
2	Profit / (Loss) of subsidiaries and associated companies	—	—	(0.2)
3	Stock-based compensation	(3.7)	(0.1)	(0.8)
4	Sale of shares in Sify Ltd.	—	—	0.6
5	Others, net	1.0	(1.3)	(7.4)
6	Total adjustments (2 to 5)	(2.7)	(1.4)	(7.8)
7	Net income as per US GAAP	$75.5	$42.3	$249.4
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20F concerning the fiscal quarter and year ended March 31, 2006 furnished to the United States Securities Exchange Commission on April 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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